1Q23

RESULTS



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Summary

São Paulo, May 15th, 2023 – BRF S.A. (B3: BRFS3; NYSE:BRF) – "BRF" or "Company" releases its results for the 1st quarter of 2023. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2022 and/or priors years, as indicated.

Quarter Highlights

Net Revenue
R$ **13,178**
Million
12,041 million in 1Q22

Gross Profit
R$ **1,673**
Million
1,113 million in 1Q22

Gross Margin
12.7%
9.2% in 1Q22

Net Result Continued Op.
R$ **(1,024)**
Million
(1,546) million in 1Q22

Adjusted EBITDA
R$ **607**
Million
152 million in 1Q22

Adjusted EBITDA Margin
4.6%
1.3% In 1Q22

Operating Cash Flow
R$ **872**
Million
(137) in 1Q22

Net Leverage
3.35x
2.76x in 1Q22

Debt Average Term
7,4
years
8.6 years in 1Q22

Market Cap
R$ **8,02**
US$ **1.66**
Billion
Base: 05/12/2023

Stock Prices
BRFS3 R$ **7.41**
BRFS US$ **1.53**
Base: 05/12/2023

Shares Outstanding
1,082,473,246
4,356,397
ON shares / Treasury shares
Base: 03/31/2023

Conference call
05/16/2023 – Tuesday
10h00 BRT | 9h00 US ET

Access on:
Click here

IR Contacts:
Fábio Mariano
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

Message from management

Dear Sir(s)/Madam(s),

In the first quarter of 2023, we reported **consolidated net revenue** of **R$ 13.2 billion, 9.4% higher** than in the same period of 2022, adjusted **EBITDA** of **R$ 607 million** and a comfortable liquidity position with an extended and diversified debt profile. During the period, we remained focused on executing our **efficiency plan**, which **consistently advanced** on all fronts with the capture of R$ 418 million. It is important to keep in mind that the captures are being obtained by improving the performance of each of the operational indicators in comparison with the same period of the previous year. The capture values will be reflected in the result, according to the inventory turnover of our chain (from farm to table).

In the farm, we advanced our key **operating indicators** compared to the first quarter of 2022. We improved our chicken **feed conversion** by 4.3%, reduced animal **mortality** rates by 1.4 percentage point, **increased** industry yields by 1.6 percentage point and **we reduce losses in the production and distribution chain** by 49.9%. We also advanced 10.5 percentage points in the **logistics service level** indicator and reduced *per diem* **truck** expenses by 35.4%.

In Brazil, we continue to improve our **commercial execution**. We added **10,000 active clients** to our base and increased the number of **items sold** per customer. Our pricing strategy, together with a **disciplined management** of our inventories, continues to enable the recovery of **profitability** even in the face of a challenging scenario.

We reduced by more than 4 percentage points the discounts granted due to the shelflife of products in the domestic market compared to the same period of the previous year, reinforcing the advances in the **accuracy of demand planning**, less concentration of sales at the end of the month, ensuring a better balance, and **higher inventory turnover**. Our **brands** remain at the **top of consumer preference** in the main categories in which we operate, where we continue to prioritize the most relevant innovations for our audiences.

> **Efficiency Plan**
>
> Progress was made consistently with progress on all work fronts and the capture of R$ 418 million.
>
> **Miguel Gularte**
>
> *CEO*

In the International segment, we ratified our **leadership in the GCC region** with more than **50% of export share**. We advanced in our market **diversification strategy** with the acquisition of new authorizations for countries such as China, Malaysia, Chile, Mexico, Peru, among others. We reached a **25.9%** share of **value-added products** in sales in the GCC region and Turkey, where we increased product availability with the opening of the new processed line in Bandirma. Our **brands** remain **consolidated as absolute leaders** in both markets.

Our **ESG agenda** has also evolved consistently. This month we will publish our integrated report with important advances. At the end of the year, we recorded a **4.3% reduction in water consumption** per ton produced compared to the base year (2020). We made progress in the **traceability of grain suppliers** from the Amazon and the Cerrado, with **100% of direct suppliers mapped** and aligned with our sustainable procurement policy in 2022. And we evolved from 45% to 75% in the traceability of indirect suppliers in the first quarter of this year, compared to 4Q22, reinforcing our commitment to a deforestation-free chain. We also anticipate the delivery of the commitment to ensure **100% of cage-free birds** in the global integration system by the beginning of the year, in line with our pioneering spirit in **animal welfare**.

Our leaders remain committed to promoting **high-performance management** focused on **efficiency**, **simplicity**, and **agility** to obtain consistent results throughout the year. These attitudes are being reinforced in a large internal cultural movement called **"Straight to the Point"**, without neglecting our non-negotiable commitments to **Safety**, **Quality**, and **Integrity**. We are better prepared every day to face the challenges and capture the opportunities that the coming quarters will present. We appreciate the engagement of our almost 100,000 employees and the trust of our Board of Directors, shareholders, integrated producers, customers, suppliers, and communities where BRF is present.

Miguel Gularte
CEO

Operational and financial performance

Highlights (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Volume (Thousand Tons)	1.176	1.144	2,8%	1.259	(6,6%)
Net Revenues	13.178	12.041	9,4%	14.769	(10,8%)
Average Price (R$/kg)	11,20	10,52	6,5%	11,73	(4,5%)
COGS	(11.505)	(10.928)	5,3%	(12.330)	(6,7%)
COGS/Kg	(9,78)	(9,55)	2,4%	(9,79)	(0,1%)
Gross Profit	1.673	1.113	50,3%	2.439	(31,4%)
Gross Margin (%)	12,7%	9,2%	3,5 p.p.	16,5%	(3,8) p.p.
Net (Loss) Income - Continued Operations	(1.024)	(1.546)	(33,8%)	(956)	7,0%
Net Margin (%)	(7,8%)	(12,8%)	5,1 p.p.	(6,5%)	(1,3) p.p.
Net (Loss) Income Total Consolidated	(1.024)	(1.581)	(35,3%)	(956)	7,0%
Net Margin - Total Consolidated (%)	(7,8%)	(13,1%)	5,4 p.p.	(6,5%)	(1,3) p.p.
Adjusted EBITDA	607	152	300,1%	1.079	(43,8%)
EBITDA Adjusted Margin (%)	4,6%	1,3%	3,3 p.p.	7,3%	(2,7) p.p.
EBITDA	604	152	298,3%	484	24,9%
EBITDA Margin (%)	4,6%	1,3%	3,3 p.p.	3,3%	1,3 p.p.
Cash Generation (Consumption)	(1.002)	(3.691)	(72,8%)	(67)	1401,4%
Net Debt	15.295	12.588	21,5%	14.598	4,8%
Leverage (Net Debt/Adj.EBITDA LTM)	3,35x	2,76x	21,3%	3,55x	(5,7%)

[1] The Company revisited its adjusted EBITDA metric (See item 5)

Next, we will present the results by business segment from a managerial perspective, that is, eliminating the accounting effects of hyperinflation in Turkey, whose economy is now considered hyperinflationary.

Highlights (Million R$)	Consolidated Managerial Results 1Q23	Accounting Impacts[2] (non-cash)	Reported Consolidated Result 1Q23	Chg. %
Volume (Thousand Tons)	1,176	-	1,176	-
Net Revenues	13,191	(13)	13,178	0.1%
Average Price (R$/kg)	11.22	-	11.20	0.1%
COGS	(11,509)	4	(11,505)	0.0%
COGS/Kg	(9.78)	-	(9.78)	0.0%
Gross Profit	1,683	(9)	1,673	0.6%
Gross Margin (%)	12.8%	-	12.7%	0,1 p.p.
EBITDA	605	(0)	604	0.1%
EBITDA Margin (%)	4.6%	-	4.6%	0,0 p.p.
Adjusted EBITDA	607	-	607	0.0%
EBITDA Adjusted Margin (%)	4.6%	-	4.6%	0,0 p.p.
Net (Loss) Income Total Consolidated	(1,053)	29	(1,024)	2.8%
Net Margin - Total Consolidated (%)	(8.0%)	-	(7.8%)	(0,2) p.p.

[2] Accounting impacts (non-cash). Refer to the non-cash impacts of updating the balances of subsidiary operations in Turkey, considered a hyperinflationary economy.



BRAZIL
SEGMENT

Brazil Segment (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Net Operating Revenues	6,418	5,883	9.1%	7,763	(17.3%)
Average price (R$/kg)	12.25	10.72	14.3%	12.65	(3.1%)
COGS	(5,272)	(5,691)	(7.4%)	(6,192)	(14.9%)
COGS/kg	(10.06)	(10.37)	(3.0%)	(10.09)	(0.2%)
Gross Profit	1,146	193	495.1%	1,571	(27.0%)
Gross Margin (%)	17.9%	3.3%	14.6 p.p.	20.2%	(2.4) p.p.
Adjusted EBITDA	513	(377)	(236.2%)	766	(33.0%)
Adjusted EBITDA Margin (%)	8.0%	(6.4%)	14.4 p.p.	9.9%	(1.9) p.p.

This quarter, our net operating revenue declined by 17.3% compared to the last quarter of 2022, explained by: i) the seasonality effect in the 4th quarter, which includes the sale of our complementary commemorative portfolio, which contributes to the increase in volume and average ticket price, and ii) the effect of seasonality in the 1st quarter, where consumer purchasing power historically tends to be more pressured due to the concentration of extraordinary expenses and consumption retracts. We reported an increase of 1.1% q/q in the average selling price of products in the regular portfolio, with emphasis on the 4.2% increase in the price of processed products, as a result of better commercial execution and disciplined management of our inventories. As a result, we evolved both in gross margin and in EBITDA margin, compared to 4Q22. As commercial execution highlights, we improved 10.5 p.p. y/y in the level of service (11.2 p.p. in the comparison 1Q23 vs 4Q22), measured by products delivered according to conditions agreed with customers. We increased our active clients base by more than 10,000 clients, expanded the number of items sold per customer and progressed in adherence to the price suggested by retailers.

We continue with the preferred brands[3] in the main categories in which we operate, whose market share showed a slight adjustment in the latest Nielsen reading[4]: +0.1 p.p. in cold cuts, +0.1 p.p. in spreads, -0.3 p.p. in sausages and franks, and +0.8 p.p. in frozen meals.

The consumption scenario in Brazil continues to be pressured mainly by the high level of household debt, which reached 78.3%[5] in March, compared to 78.0% in December 2022. This increase is mainly justified by the typical expenses that are concentrated in the beginning of the year as payment of taxes and school expenses. On the other hand, with the deceleration of inflation and the improvement in the quality of per capita income, the percentage of families with overdue debts decreased to 29.4%[6] in March, a decrease of 0.6 p.p. compared to December. As a result, the consumer confidence index improved by 2.5[7] p.p. in March, reaching 87.0[8] points. This evolution in macroeconomic indices tends to positively influence consumption, mainly of processed products.

Brands Highlights

In January, we started summer activations. For **Sadia**, with the "Seu verão pede Sadia" campaign, we highlight Pork Ham, Salami, Turkey Breast, Sausage, Nuggets and Bolognese Lasagna, where we reach more than 155 million people. To complement the campaign, we also expanded our Sadia cold cuts portfolio with two new 180-gram ham and mortadella SKUs as a lower-paying option for consumers.

In **Perdigão**, we prioritized activations of Mortadela Ouro, where we were sponsored by TV Globo's The Masked Singer program, with a free-to-air TV campaign. In São Paulo Capital, Perdigão also presented the "Mortandela" Week campaign, which brought the brand the record for the largest mortadella meter sandwich in the Guinness Book of Records, on the city's anniversary. In addition to the campaigns, we improved our commercial execution at the point of sale with activations and trade actions that boosted sales of cold cuts and barbecues during the summer season. In portfolio management, we remain focused on our core, discontinuing 38 SKUs of less representativeness and launching

3 Source: Kantar

4 Source: Nielsen -r 1st bimester/23 reading vs 4th bimester/22 reading

5 Source: National Confederation of Commerce (CNC): Consumer Indebtedness and Default Survey (Peic) – 2022 annual debt profile

6 Source: National Confederation of Commerce (CNC): Consumer Indebtedness and Default Survey (Peic) – 2022 annual debt profile

7 Source: Consumer Confidence Index (ICC) – FGV IBRE – March/23 vs February/23

8 Source: Consumer Confidence Index (ICC) – FGV IBRE

products of greater relevance to the consumer, such as the sliced pork chop, which joins to complete the Sadia IQF Pork products, bringing greater practicality and convenience to the most consumed cut of pork protein.

Resuming investment in the spreads category, in March, we returned to the air with the "Cafés da Manhã Inesperados" campaign. There are three films with personalities Supla, Ary Fontoura, and Jojo Toddynho, reinforcing that **Qualy** is Brazil's favorite margarine and is present in 7 out of 10 Brazilian homes.

To end the quarter, Sadia sponsored Lollapalooza, where we launched the Hot Bowls line for the public, pasta that is ready in 4 minutes (Carbonara, Mini Meat Balls, Broccoli with Bacon and Hotdog), which explore the concept of bowl meals, which is a worldwide trend. The event, which took place on the 24th, 25th and 26th of March, brought over 300,000 people and Sadia had a stand full of activations.



INTERNATIONAL
SEGMENT

International Segment (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Net Operating Revenues	6,143	5,497	11.8%	6,239	(1.5%)
Average price (R$/kg)	11.48	11.72	(2.1%)	12.07	(4.9%)
COGS	(5,782)	(4,725)	22.4%	(5,540)	4.4%
COGS/kg	(10.80)	(10.08)	7.2%	(10.72)	0.8%
Gross Profit	361	772	(53.2%)	699	(48.4%)
Gross Margin (%)	5.9%	14.0%	(8.2) p.p.	11.2%	(5.3) p.p.
Adjusted EBITDA	(106)	426	(124.9%)	164	(164.6%)
Adjusted EBITDA Margin (%)	(1.7%)	7.7%	(9.5) p.p.	2.6%	(4.4) p.p.

In this quarter, we continue to see a deterioration in export prices in all international markets compared to the previous quarter, translated into a 1.5% drop in net sales. According to the Foreign Trade Secretariat of the Ministry of Economy (Secex), the price of Brazilian exports in dollars showed a drop of 5.8%[9] for chicken meat and 4.0%[10] for pork. This sharp price drop, especially in the first two months of the year, is still the result of the global oversupply of protein, mainly for chicken. The drop in gross profit was partially mitigated by a 3.6% increase in export volumes, with the month of March posting a record volume of Brazilian chicken meat exports. Secex data point to a volume growth of 36%[11] m/m, with exports to China as a highlight, with a growth of 48%[12] m/m, reaching 76 thousand tons in March, the highest volume in the historical series.

In Halal DDP, we reached a 25.9% share of value-added products in sales, in consequence of the strategy to increase the representativeness of processed products. With emphasis on the improved performance in Turkey as a reflection of price recovery (17% q/q in reais), disciplined inventory management, and a 21.7% increase y/y in the sales volume of value-added items, an increment of 2.1 p.p. a/a of the total share of sales. The readjustment of 54.66% of the minimum wage in December also contributed to a recovery in consumers' purchasing power. Another important achievement was the expansion of the market share of the Banvit brand, reaching 25.6%[13] of the market share in processed products in the first quarter of the year, a gain of 1.5 p.p. compared to the fourth quarter of 2022.

In the GCC[14], we highlight higher volumes exported due to the positive seasonal effect of Ramadan, although prices continue to deteriorate due to the high level of local inventories and the imbalance in the supply and demand equation. Thus, according to information from the Foreign Trade Secretariat, the export price of chicken meat in dollars to the GCC countries fell by 5.2%[15] q/q.

In the Asian market, there was a slight increase in net revenue in the quarter, mainly due to the 8.8% increase in export volumes, with emphasis on the increase in exports to China, due to the Chinese New Year holiday, the first with large circulation of people after the end of the zero covid policy, it boosted consumption occasions. Despite the increase in volumes, we observed a retraction in the gross margin due to the drop in average prices. Compared to the previous quarter, according to Secex, the export price in dollars of chicken meat dropped by 6.5%[16] for South Korea and 2.9%[17] for Japan. For pork, we saw a drop of 4.1%[18] q/q in the export price to China, our main market for this protein in the region. Still in China, we observed better prices for chicken, where the spot price rose 8.5%[19] q/q.

In this quarter, Direct Exports, which mostly include the volumes offered to the American continent, Africa, and some countries in the Middle East, were significantly impacted due to the price pressure imposed by the excess global supply of chicken that persisted during the period. Margins were also pressured by the mix of products sold, by the deterioration in chicken breast prices in markets such as Chile, Mexico, and Europe, and by the decline in griller prices in North Africa and the Middle East. However, the result was partially mitigated by the 6.1% q/q expansion in sales volume.

9 Source: Secretary of Foreign Trade – SECEX – Change in price in dollars of Brazilian chicken meat exports 1Q23 vs 4Q22

10 Source: Secretary of Foreign Trade – SECEX – Change in price in dollars of Brazilian pork exports 1Q23 vs 4Q22

11 Source: Secretary of Foreign Trade – SECEX – Variation in the volume (kton) of Brazilian chicken meat exports March/23 vs February/23

12 Source: Secretary of Foreign Trade – SECEX – Variation in the volume (kton) of Brazilian chicken meat exports to China March/23 vs February/23

13 Source: Nielsen

14 Saudi Arabia, Bahrain, Qatar, United Arab Emirates, Kuwait and Oman.

15 Source: Secretary of Foreign Trade – SECEX – Price variation in dollars of Brazilian chicken meat exports to GCC countries 1Q23 vs 4Q22

16 Source: Secretary of Foreign Trade – SECEX – Change in price in dollars of Brazilian chicken meat exports to Korea1Q23 vs 4Q22

17 Source: Secretary of Foreign Trade – SECEX – Change in price in dollars of Brazilian chicken meat exports to Japan 1Q23 vs 4Q22

18 Source: Secretary of Foreign Trade – SECEX – Price variation in dollars of Brazilian pork exports to China 1Q23 vs 4Q22

19 Quarterly average (1Q23 vs 4Q22) of Marketable Chicken Spot Price in China - Source: Bloomberg (JCIABRDN Index)

As of April, we observed a reversal of the price trend in the international market. According to Secex, there has been a reaction in the price in dollars of Brazilian exports of both chicken and pork, which increased by 1.5% and 3.3%[20], respectively, in relation to the previous month.

We remain committed to capturing business opportunities through the authorization of new plants for new markets and geographies. In 2023, we obtained 3 new authorizations for Cuba, Argentina and Mexico and 13 suspension reversals, such as the reversal of the authorization for chicken meat products for China at our Marau production unit, in Rio Grande do Sul, announced in March.

In this quarter, we increased BRF's participation in Brazilian exports, highlighting the increase of 7.4[21] p.p. in chicken meat exports to the countries of the Americas and 10.5[22] p.p. in pork exports to China.

Brands Highlights

In the first quarter, our communication strategy was designed to support Ramadan, a period of high seasonality in terms of sales volume and an important month of celebration for the Muslim community. Our Ramadan campaign focused on higher value chicken products, specifically the Easy & Juicy range, which includes both regular and marinated options. The campaign's message emphasized the convenience and versatility of the marinated chicken range, which simplifies meal preparation and allows consumers to enjoy the authentic moments that make every family celebration unique. This approach helps reinforce the emotional connection between consumers and the Sadia brand.

To reach our target audience at the right time and place, we utilized a diverse mix of media that included a local television presence, strong engagement on multiple digital platforms and active engagement on social media. The campaign reached over 32 million people across the GCC region. In addition, we had strong in-store execution with more than 450 stores activated, highlighting the hero products of the campaign.

We maintained the leadership of chicken protein in the GCC, where the Sadia brand holds a 36.9%[23] market share. The highlight of the quarter is again the processed category, in which we continue to gain market share reaching 19.8%[24] in the first quarter of 2023, an increase of 3.18 p.p. versus the same period of the previous year. Result of the strategy of focusing on value-added products, with significant growth mainly in the Saudi Arabian market, the largest in the region.

The Banvit brand, leader in Turkey with a 22.0%[25] consolidated market share and 25.6%[26] in processed products, strengthened its position in the categories of processed chicken and cold cuts. In the Chicken Ready Meal category, BRF grew above the market average in volume and gained 1.5[27] p.p. of market share in relation to the previous quarter. In the Cold Chicken category, the BRF gained 0.5 point of participation while the market is shrinking. We continue to work on new product launches.

20 Source: Secretary of Foreign Trade – SECEX – Price variation in dollars of Brazilian poultry and pork exports April/23 vs. March/23.

21 Source: Secretary of Foreign Trade – SECEX and BRF internal data – March/23 vs 4Q22

22 Source: Secretary of Foreign Trade – SECEX and BRF internal data – March/23 vs 4Q22

23 Source: Nielsen 1Q23

24 Source: Nielsen 1Q23

25 Source: Nielsen 1Q23

26 Source: Nielsen 1Q23

27 Source: Nielsen 1Q23 vs 1Q22

OTHER
SEGMENTS



Other Segments

Other Segments (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Net Operating Revenues	630	662	(4.7%)	681	(7.4%)
Average price (R$/kg)	5.39	5.22	3.2%	5.31	1.4%
COGS	(455)	(513)	(11.3%)	(492)	(7.6%)
COGS/kg	(3.89)	(4.05)	(3.9%)	(3.84)	1.2%
Gross Profit	175	149	18.0%	189	(7.0%)
Gross Margin (%)	27.8%	22.5%	5.4 p.p.	27.7%	0.1 p.p.
Adjusted EBITDA	118	104	13.9%	135	(12.3%)
Adjusted EBITDA Margin (%)	18.8%	15.7%	3.1 p.p.	19.8%	(1.0) p.p.

Other Segments posted a decrease of 7.4% q/q in net revenue, of 1.0 p.p. t/t in the adjusted EBITDA margin, the main reasons for lower profitability being i) seasonal effect in the pet food business, in which there is an advance in purchases by distributors in the fourth quarter of the year, due to the January vacation, offset by a lower purchase volume during the first quarter, and ii) a 1.1% reduction in the average price in the Ingredients segment, due to the impact of the product mix. In the annual comparison, we evolved 5.4 p.p. in gross margin and 3.1 p.p. in the EBITDA margin.

Brands Highlights

Pet: In this quarter, BRF Pet continued the journey of profitability of the operation through the strategic review of the portfolio, operational and commercial advances, innovation, and relationship with opinion makers. To improve the level of service, the Pet division focused on expanding storage capacity in line with the Go-To-Market strategy with the expansion of direct sales in new regions, currently in the South region. In the foreign market, we strengthened our alliance with the main markets and importers, aiming at market diversification. We are also present at important international events such as the Global Pet Expo, in Orlando - USA.

In terms of Innovation, two launches are worth highlighting: the new Balance brand wet food sachets, for the Food channel; and new flavors of super premium natural sachets from the Guabi Natural brand, for the Specialized channel. Still, BRF Pet continues to invest in the relationship with veterinarians, in addition to sponsoring the main academic weeks of the faculties of veterinary medicine in Brazil and strengthening the prescription of its Super Premium Natural brands (Biofresh and Guabi Natural).

Corporate

Corporate (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Gross Profit	0	0	n.m	0	n.m
Adjusted EBITDA	82	(1)	n.m.	14	464.1%

This quarter, the result of the corporate segment is mainly explained by the capital gain accounted for in the sale of non-core assets of +BRL 81.2 million.



CONSOLIDATED PERFORMANCE

1 - Net Operating Revenue

NOR (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Volume (Thousand Tons)	1,176	1,144	2.8%	1,259	(6.6%)
Net Operational Revenues	13,178	12,041	9.4%	14,769	(10.8%)
Average Price (NOR)	11.20	10.52	6.5%	11.73	(4.5%)


4.8%
1Q23
48.7%
46.5%
5.5%
1Q22
48.9%
45.6%
Brazil
International
Other Segments

In this quarter, there was a decrease of 10.8% in net revenue compared to the previous quarter, mainly explained by the commemorative effect boosting the 4Q22 results and by the drop in the export price of chicken and pork meat in the international markets.

Eliminating the effects of hyperinflation in Turkey, consolidated managerial net revenue reached R$ 13,191 million in 1Q23[28].

Operating Income Protection Strategy – *hedge accounting*

The effects of the financial instruments for exchange rate hedging of the operating result amounted +R$ 55.2 million in 1Q23, according to Note 23.2 of the Interim Financial Information, and are due to positions settled in the quarter, whose formation took place over the 12 months prior to its liquidation.

Build-up of Derivatives Instruments Settled in 1Q23	3Q22	4Q22	1Q23
Cummulative Notional Exposure (US$ Million)	49	398	526
Average Strike Price (BRL/USD)*	5,49	5,39	5,36

* Weighted average rate

Analogously, the position to mature, according to the explanatory note 23.2.1.ii to the financial statements, is found below.

Derivatives Instruments by Expiry Date (Million US$)	2Q23	3Q23	4Q23	1Q24
Notional to be settled in each period	388	144	78	42
Strike Price (BRL/USD)*	5.36	5.47	5.55	5.52

* Weighted average rate

The Company may contract additional cash flow protection instruments, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its purpose is to protect the operating result and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

28 See conciliation between corporate and managerial results on page 5 of this report.

2 – Cost, Expenses and Other Operating Income

Cost of Goods Sold (COGS)

COGS (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Cost of Goods Sold	(11,505)	(10,928)	5.3%	(12,330)	(6.7%)
COGS/kg	(9.78)	(9.55)	2.4%	(9.79)	(0.1%)


Depreciation and amortization
5.6%
Other costs
8.2%
Labor
10.6%
1Q23
75.5%
Raw material and supplies

Compared to 4Q22, we observe stability in the unit cost, with a small gain of 0.1%, mainly explained by the price of grains, in which the 1.6% increase in corn prices and 4.3% in soybean meal prices was offset by an 8.1% reduction in soybean oil and a 4.8% reduction in soybean[29].

Compared to the same quarter of the previous year, we observed an increase of 2.4% in the unit cost despite the drop in prices of corn, soybean oil and soybean (-7.7% y/y, -17.9% y/y and -1.7% y/y, respectively), explained by i) an increase of 9.7% y/y in soybean meal[30]; ii) increase in the cost of labor (accumulated 12-month National Consumer Price Index reached 4.4%[31] in March; iii) increase in fuel prices (National Agency of Petroleum, Natural Gas and Biofuels – ANP diesel +5.1%[32] y/y) and sea freight which impacted transport costs; and iv) inflationary effects on goods and services, with with Extended National Consumer Price Index (IPCA) of +4.65%[33].

Eliminating the effect of hyperinflation in Turkey, proforma cost of goods sold reached R$ 11,509 million (R$ 9.71/kg) in 1Q23.

When analyzing the margins of chicken and swine producers[34], it is observed that profitability remains under pressure in the face of the challenging scenario to produce these animals in Brazil, remaining below the historical average.


Chicken Producers' Margin (Base 100)
100
71
Chicken Margin
Average

Swine Producers' Margin (Base 100)
100
80
Swine Margin
Average

29 Change in the 6-month moving average of grain and oil prices, 1Q23 vs 4Q22. Source: Bloomberg and Cepea/ESALQ.
30 Change in the 6-month moving average of grain and oil prices, 1Q23 vs 4Q22. Source: Bloomberg and Cepea/ESALQ.
31 Source: Brazilian Institute of Geography and Statistics (IBGE).
32 Source: ANP – National Agency for Petroleum, Natural Gas and Biofuels (4Q22 average vs 4Q21 average).
33 Accumulated variation 12 months. Source: Brazilian Institute of Geography and Statistics
34 Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to feed cost adjusted for the chicken and pork cycle. Source: Bloomberg and Cepea/ESALQ.

Operating expenses

Operating Expenses (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Selling Expenses	(1,777)	(1,494)	19.0%	(2,059)	(13.7%)
% of the NOR	(13.5%)	(12.4%)	(1.1) p.p.	(13.9%)	0.5 p.p.
General and Administrative Expenses	(160)	(144)	11.4%	(127)	26.1%
% of the NOR	(1.2%)	(1.2%)	(0.0) p.p.	(0.9%)	(0.4) p.p.
Operating Expenses	(1,937)	(1,637)	18.3%	(2,186)	(11.4%)
% of the NOR	(14.7%)	(13.6%)	(1.1) p.p.	(14.8%)	0.1 p.p.

Operating expenses as a percentage of net revenue remained stable compared to 4Q22, improving by 0.1 p.p., with emphasis on the 13.7% reduction in selling expenses, due to lower expenses with direct and indirect logistics, mainly explained by the reduction in storage and internal handling costs, as a result of the strategy to reduce inventory days, mainly for finished products. We also reduced marketing and trade marketing expenses, given that in December of last year, we were impacted by the sponsorship of the World Cup.


Depreciation and amortization
5.7%
Administrative expenses
8.3%
Marketing
9.8%
1Q23
46.0%
Indirect and direct logistic expenses
Other sales expenses
10.9%
19.3%
Salaries and employees benefits

In comparison with the same period of 2022, we observed an increase of 18.3% in total operating expenses, explained by i) the increase in freight and fuel tariffs both in the domestic market and in international logistics, and ii) greater investments in campaigns for cold cuts, Hot Bowls, the Perdigão brand and spreads, with the aim of boosting sales.

For further details on this item, see explanatory note 28 to the financial statements.

Other Operating Income

Other Operating Results (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Other Operating Results	84	(3)	n.m	(567)	(114.9%)
% of the NOR	0.6%	(0.0%)	0.7 p.p.	(3.8%)	4.5 p.p.

This performance is mainly explained by the sale of non-core assets. In 4Q22, it is worth reminding the impact of the Leniency Agreement in the amount of R$ 588 million. For further details on this item, see explanatory note 26 to the financial statements for the year ended in December 31, 2022.

3 – Net Financial Result

Financial Results (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Financial Income	198	214	(7.4%)	280	(29.1%)
Interest on cash and cash equivalents	110	130	(15.6%)	107	3.0%
Interest on recoverable taxes	66	64	2.5%	103	(36.7%)
Interest on other assets	23	20	14.3%	69	(67.5%)
Financial Expenses	(1,039)	(804)	29.3%	(889)	17.0%
Interests on loans and borrowings	(537)	(430)	24.9%	(518)	3.6%
Interest on contingencies, leasing and actuarial liabilities	(99)	(108)	(7.8%)	(24)	321.8%
Adjustment to present value	(263)	(175)	50.5%	(271)	(2.6%)
Other financial expenses	(140)	(91)	53.2%	(77)	82.5%
Exchange variation and derivative results, net	(19)	(184)	(89.7%)	7	(375.3%)
Exchange rate variation on monetary assets and liabilities	143	1,314	(89.1%)	(46)	(412.2%)
Exchange variation on derivatives	(109)	(1,363)	(92.0%)	9	(1271.3%)
Interest and fair value of derivatives	(137)	(135)	1.7%	(21)	541.8%
Net monetary gains or losses	84	0	n.m.	65	29.5%
Net Financial Results	(860)	(774)	11.1%	(602)	42.9%
Exchange variation on monetary assets and liabilities and derivatives	34	(49)	(169.5%)	(37)	(194.0%)

The main components of the net financial result were grouped into the following categories:

Financial income:

A decrease due to the lower interest on the liquidity position due to the lower cash balance in local currency investments, partially offset by the higher interest rate (CDI) observed in the period.

Financial expenses:

They arise from the effect of the following items described below:

- **Interest on loans and financing:** Increase in interest expenses in 1Q23 by R$ 107 million, mainly due to the higher interest expense in reais of R$ 156 million due to the higher CDI in the period (accumulated DI of 3.25% in 1Q23 vs. 2.47% in 1Q22), as well as the higher debt balance exposed to the CDI. This increase was partially offset by the R$ 49 million reduction in interest expenses in other currencies, mainly as a result of the lower debt balance in foreign currency, mainly due to the maturity and repurchase of bonds in 2022.

- **Interest on contingencies and leases:** Lower expenses in 1Q23 by R$ 9 million, mainly due to lower interest on labor, civil and tax contingencies.

- **Adjustment to present value:** The increase reflects higher interest rates in the comparison between periods. This adjustment refers to the financial charge associated with payment terms for customer and supplier accounts, with a corresponding entry in gross profit.

- **Other financial expenses:** Includes bank fees, expenses with credit assignment and insurance, taxes on financial income, provision for discount on tax credits, among other effects. Higher financial expenses in 1Q23 due to higher bank expenses by -R$ 9 million, SELIC correction of the Leniency Agreement by -R$ 20 million, and increase in other expenses linked to the higher CDI in the period..

Monetary and exchange variations and the result of derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net balance sheet exchange exposure, as per note 23.2.1 to the financial statements. In 1Q23, the impact of exchange rate variations on monetary assets and liabilities, including the exchange rate variation on derivatives to protect the balance sheet exchange exposure, amounted +R$ 34 million. The amount of interest and fair value of these derivatives amounted to -R$ 137 million. Finally, monetary gains of +R$ 84 million were recognized due to the impact related to the hyperinflation of operations in Turkey.

4 – Net Income (Loss)

Net Income (Loss) (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(1,024)	(1,546)	(33.8%)	(956)	7.0%
Net Margin (%) - Continued Op.	(7.8%)	(12.8%)	5.1 p.p.	(6.5%)	(1.3) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	(1,024)	(1,581)	(35.3%)	(956)	7.0%
Net Margin (%) - Total Consolidated	(7.8%)	(13.1%)	5.4 p.p.	(6.5%)	(1.3) p.p.

The Company posted a loss of R$ 1,024 million in 1Q23, mainly explained by i) the performance of the operating result mainly impacted by the drop in the price of *in natura* chicken in international markets and ii) net financial expenses of R$ 860 million.

In this quarter, the managerial net result, in which we exclude the effects of hyperinflation in Turkey, was a loss of R$ 1,053 million.

5 – Adjusted EBITDA

EBITDA (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Consolidated Net Income - Continued Op.	(1,024)	(1,546)	(33.8%)	(956)	7.0%
Income Tax and Social Contribution	(16)	245	(106.4%)	41	(138.3%)
Net Financial	860	774	11.1%	602	42.9%
Depreciation and Amortization	784	679	15.4%	797	(1.7%)
EBITDA	604	152	298.3%	484	24.9%
EBITDA Margin (%)	4.6%	1.3%	3.3 p.p.	3.3%	1.3 p.p.
Impacts of Carne Fraca/Trapaça operations	2	0	n.m.	588	(99.6%)
Forest Fair value	-	-	-	(34)	n.m
Corporate Restructuring	-	-	-	11	n.m
Effects of Hyperinflation	0	-	n.m	30	(98.9%)
Income from Associates and Joint Ventures	0	-	n.m	(0)	(103.9%)
Expenses with mergers and acquisitions	-	(0)	n.m	0	n.m
Adjusted EBITDA	607	152	300.1%	1,079	(43.8%)
Adjusted EBITDA Margin (%)	4.6%	1.3%	3.3 p.p.	7.3%	(2.7) p.p.

The Company revisited its adjusted EBITDA calculation metric to better demonstrate the performance of its businesses, in addition to highlighting the recurring impacts of each period calculated. In this sense, we no longer exclude from this calculation the effects of i) **Tax recoveries**, which over the last few years have shown to have a recurring impact on our result with conversion into operating cash in short-term cycles, ii) **Non-controlling shareholders**, since the calculation of adjusted EBITDA and its correlated metrics are based on numbers derived from the consolidated financial statements, and iii) we started to include as an adjustment item the **Income from Associates and Joint Ventures** resulting from activities over which we do not have a controlling stake.

Below we present the reconciliation of adjusted EBITDA for the year 2022.

Restatement Adjusted EBITDA (Million R$)	1Q22	2Q22	3Q22	4Q22	2022
Adjusted EBITDA previously presented	121	1,368	1,374	1,032	3,896
Reclassified Adjusted EBITDA	152	1,496	1,384	1,079	4,111

6 – Cash Flow

Free Cash Flow (Million R$)	1Q23	1Q22	LTM
Adjusted EBITDA	607	152	4,566
Working Capital	177	340	(101)
Δ Accounts Receivable	482	517	(464)
Δ Inventories	417	820	227
Δ Suppliers	(722)	(997)	136
Other variations	88	(629)	68
Cash Flow from Operating Activities	872	(137)	4,534
CAPEX with IFRS16	(827)	(888)	(3,659)
Cash Flow from Operations with Capex	45	(1,025)	874
M&A and Sale of Assets	3	(59)	(66)
Cash Flow from Investments	(824)	(947)	(3,725)
Cash - Financial Results	(412)	(268)	(1,367)
Interest Income	121	132	458
Interest Expenses	(668)	(454)	(1,952)
Cash Flow from Financing Activities - ex Currency Effects	(958)	(590)	(2,860)
Free Cash Flow ex-Currency Effects	(910)	(1,675)	(2,052)
Derivatives (cash)	(41)	(1,612)	503
Variation on Cash and Cash Equivalents	(51)	(403)	241
Cash Flow from Financing Activities	(1,051)	(2,606)	(2,116)
Free Cash Flow	(1,002)	(3,691)	(1,308)
New Debt Amortizantions	1,348	(74)	829
Shares Buyback/Follow-on	-	5,285	-
Cash Variations	345	1,521	(478)

* The above free cash flow statement does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 28 of this report.

Free Cash Flow

The expansion of operating cash flow, combined with lower capital expenditures (capex), provided an increase in free cash flow excluding currency effects, which ended the quarter R$ 764 million compared to the same period of the previous year. Below, we present the breakdown of the free cash flow components:


607
265
-824
-958
-910
-92
-1,002
Adjusted EBITDA 1Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 1Q23

Operating Cash Flow and Cash Conversion Cycle

In 1Q23, operating cash flow reached +R$ 872 million, an increase of R$ 1,010 million compared to 1Q22, as a result of operating performance (EBITDA), linked to the drop in the cash conversion cycle resulting from the contraction in the amount of accounts receivable and reduction in inventories.

The Company's cash conversion cycle ended 1Q23 at historic lows, with an efficiency of 7.5 days, down 2.9 days from the same period of the previous year and 1.5 day from 4Q22. The variation was due to the decrease in days sales outstanding (DSO) after year-end commemorative sales, added to the reduction in days inventory outstanding (DIO), also influenced by the lower seasonal volume of commodities, which was more than offset by days payable outstanding (DPO).

Investment Cash Flow

Cash flow from investments amounted R$ 824 million in 1Q23, R$ 123 million less than 1Q22 due to lower capital expenditures (capex).

Capex in the quarter totaled R$ 827 million, down 6.8% from the same period of the previous year. The reduction in investments in growth and efficiency is in line with the expectations of the Company's investment cycle and reflects the continuity of the execution of long-term projects started in the 2021-2022 period.

R$ 73 million was assigned for growth and R$ 192 million for efficiency and support; R$ 358 million for biological assets and R$ 204 million for leasing and others, as presented in the table below:

CAPEX (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Growth	(73)	(147)	(50.1%)	(96)	(23.7%)
Efficieny	(41)	(52)	(21.4%)	(67)	(39.0%)
Support	(151)	(204)	(25.9%)	(168)	(9.9%)
Biological Assets	(358)	(330)	8.6%	(334)	7.5%
Commercial Lease and Others	(204)	(155)	31.4%	(228)	(10.8%)
Total	(827)	(888)	(6.8%)	(893)	(7.3%)
Total M&A and sales of assets	3	(59)	(105.5%)	46	(92.9%)
Total - CAPEX + M&A and sales of assets	(824)	(947)	(13.0%)	(846)	(2.6%)

Among the main projects in 1Q23, we highlight:

Growth:

- Expansion of production capacity in the foreign market at the Bandirma and Izmir units in Turkey and at the Al Joddy unit in Saudi Arabia;
- Monetization of co-products generated in the slaughterhouses, by increasing the capacity of hydrolysed proteins at the Concórdia – SC unit;
- Increase in feed production in Gaurama – RS and Uberlândia – MG, to supply, respectively, the pork and poultry chains;
- Projects for qualification in new markets;
- Increased *in natura* frozen capacity in Rio Verde – GO;
- Projects to meet the demand for processed products in the domestic market, with emphasis on increasing the capacity of cold cuts in Concórdia - SC and sausages in Videira – SC.

Efficiency:

- Line automation projects to increase slaughter at the Uberlândia – MG unit;
- New corporate office in São Paulo – SP to reduce fixed expenses;
- Projects to increase productivity in feed production for the agricultural chain, at the Nova Mutum – MT, Uberlândia – MG and Chapecó – SC units;

- Progress in the digital journey with tools for better management of internal processes focused on commodities, production planning, supplies and commemorative sales;
- Projects to increase operational efficiency in the industrial logistics chains, aiming at diluting fixed costs, reducing expenses and increasing productivity, with highlights for units in Toledo – PR, Campos Novos – SC, Videira – SC, Capinzal – SC, Concórdia – SC and at the distribution center in Embu – SP.

Support:

- Assets replacement projects in our industrial facilities;
- Renewal of licenses necessary to maintain the Company's activities related to Information Technology;
- Projects to adapt units to standards and legislation, renewal of operating licenses and mitigation of operational risks;
- Projects to improve working conditions for employees in production processes;
- Digital journey projects in the implementation of management and operational support programs;
- Projects for maintenance of forestry operations.

Financial Cash Flow

In an environment of higher interest rates, net interest expenses and cash financial expenses increased by R$ 368 million compared to 1Q22. However, by incorporating the exchange rate effects of balance sheet hedge derivatives and FX Variation on Cash, the financial cash flow totaled a cash burn of R$ 1.05 billion in 1Q23, showing an improvement of R$ 1.5 billion when compared to the same period of the previous year. The factors that influenced the improvement were the lower U.S. Dollar variation in the period, added to the active management of balance sheet currency exposure after 1Q22. Such management facilitated the mitigation of short-term impacts on cash due to exchange rate volatility through liability management initiatives that contributed to the reduction of net debt in U.S. Dollars and consequently reducing the necessity of continuous use of FX hedge instruments.

7- Indebtedness

Debt (Million R$)	In 03.31.2023			In 12.31.2022	
	Current	Non-current	Total	Total	Δ %
Local Currency	(2,133)	(9,199)	(11,332)	(10,968)	3.3%
Foreign Currency	(2,251)	(11,102)	(13,353)	(12,675)	5.4%
Gross Debt	(4,384)	(20,302)	(24,685)	(23,643)	4.4%
Cash Investments*					
Local Currency	5,616	108	5,724	4,436	29.0%
Foreign Currency	3,274	393	3,667	4,610	(20.5%)
Total Cash Investments	8,889	501	9,390	9,045	3.8%
Net Debt	4,506	(19,801)	(15,295)	(14,598)	4.8%

* The cash considered is composed of: Cash and Cash Equivalents, Financial Applications and Restricted Cash.


697
(+4,8%)
14.598
-872
824
958
-213
15.295
Net Debt 4T22
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 1T23

In order to strengthen Company's liquidity position, borrowings in the quarter totaled R$ 1.78 billion in bilateral lines, and settlements totaled R$ 436 million. The average debt term ended 1Q23 at 7.4 years, a reduction of 0.6 years compared to 4Q22.

Net debt totaled R$ 15,295 million in 1Q23, an increase of R$ 697 million when compared to 4Q22. The Company's net leverage, measured by the ratio between net debt and Adjusted EBITDA for the last twelve months, reached 3.35x in 1Q23 vs. 3.55x in 4Q22 (equivalent leverage in USD reached 3.49x in 1Q23 vs. 3.48x in 4Q22).

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reducing capital cost and better equalization of the exchange indexation of the debt profile. Such repurchases may also occur through open market transactions. Pursuant to applicable laws, such transactions may be carried out at any time and the Company is under no obligation to purchase any specific amount of the aforementioned securities.

The Company reiterates that it does not have financial leverage covenants and reaffirms its discipline in regards to the capital structure, liquidity and leverage.

Rating

Agency	Domestic	Global	Outlook
Standard & Poor´s	AA+(bra)	BB-	Stable
Fitch Ratings	AA+(bra)	BB	Stable
Moody's Investors Service	-	Ba3	-



ESG Highlights

We consolidated relevant advances with ESG at the heart of BRF's business strategy, with the following highlights:

Conscientious Use of Water

We posted a **4.3% reduction in water consumption per ton produced** compared to the base year (2020) – with emphasis on the international market, **where approximately 40.70% of the volume consumed comes from a reuse system.**

Traceability

We advanced in the traceability of grain suppliers in the Amazon and Cerrado biomes, with **100% of direct suppliers mapped and aligned with our sustainable procurement policy.** And, in the first quarter of this year, we have already evolved from 45% to 75% traceability of indirect suppliers compared to 4Q22, which reinforces our **commitment to a deforestation-free chain** .

Animal Welfare

Aligned with the commitment to promote animal welfare in our value chain, we anticipated the delivery of our public commitment to ensure that **100% of cage-free birds in the integration system in Brazil and Turkey,** reinforcing our pioneering spirit in animal welfare.

Net Zero

Among our achievements, 1,500 integrated farmers installed solar panels on their farms. And, in the first quarter of 2023, **we made progress in mapping the emissions applicable to the value chain (scope 3),** and the mitigation roadmap is being prepared in continuity to the 20% reduction of our absolute emissions of Greenhouse Gases in Scope 1 and 2 compared to the base year (2019), presented in 4Q22.

Anexxes

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	1Q23	1Q22	Chg. % y/y	4Q22	Chg. % q/q
Net Operating Revenues	**13,178**	**12,041**	9.4%	**14,769**	(10.8%)
Cost of Sales	(11,505)	(10,928)	5.3%	(12,330)	(6.7%)
% of the NOR	(87.3%)	(90.8%)	3.5 p.p.	(83.5%)	(3.8) p.p.
Gross Profit	**1,673**	**1,113**	**50.3%**	**2,439**	**(31.4%)**
% of the NOR	12.7%	9.2%	3.5 p.p.	16.5%	(3.8) p.p.
Operating Expenses	**(1,937)**	**(1,637)**	**18.3%**	**(2,186)**	**(11.4%)**
% of the NOR	(14.7%)	(13.6%)	(1.0) p.p.	(14.8%)	0.1 p.p.
Selling Expenses	**(1,777)**	**(1,494)**	**19.0%**	**(2,059)**	**(13.7%)**
% of the NOR	(13.5%)	(12.4%)	(1.1) p.p.	(13.9%)	0.5 p.p.
Fixed	(1,029)	(968)	6.2%	(1,207)	(14.8%)
Variable	(749)	(526)	42.4%	(852)	(12.1%)
General and Administrative Expenses	**(160)**	**(144)**	**11.4%**	**(127)**	**26.1%**
% of the NOR	(1.2%)	(1.2%)	0.2 p.p.	(0.9%)	(0.4) p.p.
Honorary of our Administrators	(13)	(14)	(6.8%)	(1)	864.2%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.0%)	(0.1) p.p.
General and Administrative	(146)	(129)	13.4%	(125)	16.8%
% of the NOR	(1.1%)	(1.1%)	(0.0) p.p.	(0.8%)	(0.4) p.p.
Operating Income	**(264)**	**(524)**	**(49.7%)**	**253**	**(204.2%)**
% of the NOR	(2.0%)	(4.4%)	2.4 p.p.	1.7%	(3.7) p.p.
Other Operating Results	84	(3)	n.m.	(567)	n.m.
EBIT	**(179)**	**(527)**	**(66.0%)**	**(313)**	**(42.8%)**
% of the NOR	(1.4%)	(4.4%)	3.0 p.p.	(2.1%)	0.8 p.p.
Net Financial Expenses	**(860)**	**(774)**	**11.1%**	**(602)**	**42.9%**
Income before Taxes	**(1,039)**	**(1,301)**	**(20.1%)**	**(915)**	**13.5%**
% of the NOR	(7.9%)	(10.8%)	3.0 p.p.	(6.2%)	(1.6) p.p.
Income Tax and Social Contribution	16	(245)	(106.4%)	(41)	(138.3%)
% of Income before Taxes	(1.5%)	18.8%	(20.4) p.p.	4.5%	(6.0) p.p.
Consolidated Net Income (Loss) - Continued Op.	**(1,024)**	**(1,546)**	**(33.8%)**	**(956)**	**7.0%**
% of the NOR	(7.8%)	(12.8%)	5.1 p.p.	(6.5%)	(1.3) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**(1,024)**	**(1,581)**	**(35.3%)**	**(956)**	**7.0%**
% of the NOR	(7.8%)	(13.1%)	5.4 p.p.	(6.5%)	(1.2) p.p.
EBITDA	**604**	**152**	**298.3%**	**484**	**24.9%**
% of the NOR	4.6%	1.3%	3.3 p.p.	3.3%	1.3 p.p.
Adjusted EBITDA	607	152	300.1%	1,079	(43.8%)
% of the NOR	4.6%	1.3%	3.3 p.p.	7.3%	(2.7) p.p.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	03.31.23	12.31.22
Current Assets		
Cash and cash equivalents	8,466	8,131
Marketable securities	423	418
Trade receivables	3,607	4,188
Notes receivable	136	27
Inventories	8,364	8,661
Biological assets	3,052	3,152
Recoverable taxes	1,473	1,229
Recoverable income taxes	201	174
Derivative financial instruments	149	121
Prepaid expenses	176	110
Advances	144	187
Assets held for sale	21	22
Other current assets	76	85
Total Current Assets	26,288	26,504
Non-Current Assets		
Long-term assets	**10,539**	**10,524**
Marketable securities	408	406
Trade and other receivables	7	5
Notes receivable	7	11
Recoverable taxes	4,821	4,927
Recoverable income taxes	249	245
Deferred income taxes	2,614	2,566
Judicial deposits	434	451
Biological assets	1,666	1,649
Derivative financial instruments	84	10
Restricted cash	93	90
Other non-current assets	157	163
Investments	**101**	**101**
Property, Plant and Equipment	**14,392**	**14,291**
Intangible	**6,423**	**6,435**
Total Non-Current Assets	31,454	31,350
Total Assets	57,743	57,854

Consolidated Balance Sheet

Balance Sheet - R$ Million	03.31.23	12.31.22
Current Liabilities		
Loans and borrowings	4,293	3,880
Trade accounts payable	13,483	14,129
Lease liability	696	677
Payroll, related charges and employee profit sharing	754	721
Taxes payable	477	523
Derivative financial instruments	240	82
Provision for tax, civil and labor risks	772	867
Employee benefits	64	64
Customer advances	138	76
Other current liabilities	1,198	1,279
Total Current Liabilities	22,115	22,298
Non-Current Liabilities		
Loans and borrowings	20,239	19,637
Trade accounts payable	7	7
Lease liability	2,473	2,368
Taxes payable	96	98
Provision for tax, civil and labor risks	559	548
Deferred income taxes	100	111
Employee benefits	438	457
Derivative financial instruments	146	175
Other non-current liabilities	713	332
Other non-current liabilities	24,771	23,734
Total Liabilities	46,886	46,032
Equity		
Capital	12,836	12,836
Capital reserves	2,338	2,338
Other equity transactions	(74)	(78)
Accumulated losses	(3,397)	(2,363)
Treasury shares	(110)	(110)
Other comprehensive loss	(1,324)	(1,354)
Attributable to controlling shareholders	**10,269**	**11,270**
Non-controlling interests	**588**	**553**
Total Equity	10,857	11,823
Total Liabilities and Equity	57,743	57,854

Statement of Consolidated Cash Flows

Statements of Cash Flows (R$ Milions)	1Q23	1Q22
Income (loss) from continuing operations	(1,024)	(1,546)
Adjustments to reconcile net income to cash generated	628	341
Changes in balance sheet balances	(167)	(321)
Trade accounts receivable	548	415
Inventories	249	487
Biological assets - current	94	(60)
Trade accounts payable	(965)	(763)
Supply chain finance	(93)	(400)
Cash generated by operating activities	461	20
Redemption (Investments) in securities measured at FVTPL	8	19
Interest received	92	53
Payment of tax, civil and labor provisions	(127)	(98)
Derivative financial instruments	(108)	(1,612)
Other operating assets and liabilities	269	3
Net cash provided by operating activities	594	(1,616)
Redemption (investments) of securities measured at amortized cost	(17)	-
Additions to property, plant and equipment	(238)	(355)
Additions to biological assets - non-current	(369)	(329)
Proceeds from disposals of property, plant, equipments and investment	3	1
Additions to intangible assets	(49)	(56)
Capital increase in affiliates	(0)	(60)
Net cash used in investing activities	(671)	(799)
Proceeds from debt issuance	1,783	209
Repayment of debt	(436)	(282)
Payment of interest	(528)	(454)
Payment of interest derivatives - fair value hedge	(140)	(33)
Capital increase through issuance of shares	-	5,282
Payment of lease liabilities	(171)	(148)
Net cash provided by (used in) financing activities	509	4,573
Effect of exchange rate variation on cash and cash equivalents	(97)	(605)
Net increase (decrease) in cash and cash equivalents	336	1,553

In the table below we present the reconciliation between the accounting cash flow view and the managerial free cash flow (page 20 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	Withdrawals and Applications	Managerial cash variation[1]	(-) Funding and Amortization	Free Cash Flow
Cash Flow from Operanting Activities	594	372		(86)	(8)	872	-	872
Cash Flow from Investments	(671)		(171)	0	17	(824)	-	(824)
Cash Flow from Financing Activities	509	(372)	171	(11)		297	(1,348)	(1,051)
Exchange variation on cash and cash equivalents	(97)			97		-	-	-
Total	336				10	345	(1,348)	(1,002)

[1]Accounting and Managerial cash changes have different methodologies in relation to determining the group of accounts that make up cash: the accounting cash change considers the change in the Cash and cash equivalents account, while the Managerial cash change considers the change accounting accounts for Cash and cash equivalents, Financial investments and Restricted cash.